FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Publication of Annual Report”, dated 7 May 2009.

2.	Press release entitled, “AstraZeneca announces top line results from pivotal phase III study for BRILINTA”, dated 11 May 2009.

3.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 20 May 2009.

4.	Press release entitled, “Court grants AstraZeneca preliminary injunction against Apotex in PULMICORT RESPULES patent litigation”, dated 21 May 2009.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 May 2009.

6.	Press release entitled, “AstraZeneca regulatory update on SEROQUEL XR for the treatment of major depressive disorder”, dated 29 May 2009.

7.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 29 May 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 June 2009	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today that copies of resolutions passed at its Annual General Meeting on 30 April 2009, other than resolutions concerning ordinary business, have been filed with the UK Listing Authority in accordance with Rule 9.6.3 of the Listing Rules and will be available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.  A copy of the resolutions can also be obtained by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

A C N Kemp
Company Secretary
7 May 2009

Item 2

ASTRAZENECA ANNOUNCES TOP LINE RESULTS FROM
PIVOTAL PHASE III STUDY FOR BRILINTA

AstraZeneca today announced top line results from the phase III trial, PLATO (A Study of Platelet Inhibition and Patient Outcomes), which demonstrate that BRILINTA (ticagrelor), the investigational oral antiplatelet treatment for acute coronary syndromes (ACS), has achieved a statistically significant primary efficacy endpoint versus clopidogrel, in the prevention of cardiovascular (CV) events in patients with ACS. The primary efficacy measure was time to first occurrence of any event from the composite of myocardial infarction, stroke, and CV death.

In PLATO, the overall safety profile for BRILINTA was in line with the safety data observed in the phase II studies. Given the size of the PLATO trial, further analysis of the entire database, secondary variables, and subgroups is ongoing. AstraZeneca and the PLATO Executive Committee’s aim is to submit the PLATO data to a peer-reviewed medical journal and present at the European Society of Cardiology (ESC) annual meeting in August 2009.

It is estimated that one in three ACS patients will die, have a recurrent heart attack (also known as myocardial infarction), or be readmitted to hospital within six months of their first cardiovascular event so preventing reoccurrence is vital in ACS patient treatment.

PLATO was a head-to-head outcomes study of BRILINTA versus clopidogrel to establish whether BRILINTA could achieve meaningful cardiovascular and safety endpoints in ACS patients.  The study involved 18,624 ACS patients in 43 countries and was designed to provide a comprehensive analysis of efficacy, safety and tolerability of BRILINTA. The PLATO study was led by the Executive Committee co-chairs, Professor Lars Wallentin, Sweden (Uppsala Clinical Research Center) and Professor Robert Harrington, USA (Duke Clinical Research Institute).

The submission of BRILINTA to regulatory authorities remains on schedule for the fourth quarter of 2009.

Notes to Editors:
BRILINTA is the first reversibly binding oral adenosine diphosphate (ADP) receptor antagonist and is chemically distinct from thienopyridines like clopidogrel. It selectively inhibits P2Y12, a key target receptor for ADP. ADP receptor blockade inhibits the action of platelets in the blood, reducing recurrent thrombotic events.

AstraZeneca has proposed the name BRILINTA. If approved by the FDA and the EMEA, it will serve as the trade name for ticagrelor/AZD6140.

BRILINTA is a trademark of the AstraZeneca group of companies.

The study design of PLATO was published in the April 2009 edition of the American Heart Journal (James, S. et al. in Am. Heart J. 2009; 157: 599-605).

BRILINTA Phase II studies include DISPERSE and DISPERSE2. DISPERSE was published by Husted, S. et al. in Eur. Heart J. 2006; 27: 1038–1047. DISPERSE2 was published by Cannon, C.P. et al in J. Am Coll. Cardiol. 2007; 50: 1844-1851 and by Storey, R.F. et al in J. Am. Coll. Cardiol. 2007; 50: 1852-1856

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Media Enquiries US:
Michele Pelkowski	+1 302 885 4055	mob: +1 610 812 3716

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364
James Mead	+44 1625 515290	mob: +44 7825 530018

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

11 May 2009

- ENDS -

Item 3

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 19 May 2009, the interest of David Brennan, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of a previously announced award made in May 2006 under the AstraZeneca Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, David Brennan has now become beneficially entitled to a percentage of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In addition, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.

Name	Number of Shares Awarded	Vesting Percentage	Number of Shares Lapsed	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares
David Brennan	19,092	89%	2,100	16,992	6,967	10,025

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan’s interest is now 500,921 Ordinary Shares and 75,883 AstraZeneca ADSs, which together represent approximately 0.04% of the Company’s issued ordinary capital.

The market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 19 May 2009 was 2604 pence.

A C N Kemp
Company Secretary
20 May 2009

Item 4

COURT GRANTS ASTRAZENECA PRELIMINARY INJUNCTION AGAINST APOTEX IN PULMICORT RESPULES PATENT LITIGATION

On 20 May 2009, the US District Court for the District of New Jersey granted AstraZeneca’s request for an injunction barring Apotex (Apotex, Inc. and Apotex Corp.) from launching a generic version of AstraZeneca’s PULMICORT RESPULES (budesonide inhalation suspension) in the US.  No trial date for the patent litigation has been set.

On 30 March 2009, the US Food and Drug Administration granted approval for a generic version of AstraZeneca's PULMICORT RESPULES to Apotex.  AstraZeneca then filed suit following Apotex’s indication of intent to market a generic version of AstraZeneca’s PULMICORT RESPULES in the US prior to the expiration of AstraZeneca’s patents.

AstraZeneca has full confidence in the strength of its intellectual property rights protecting PULMICORT RESPULES and will continue to vigorously defend and enforce its intellectual property.

Patents covering PULMICORT RESPULES expire in 2018 with pediatric exclusivity extending to 2019.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States. Full-year US sales for PULMICORT in 2008 totalled $982 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

21 May 2009

- ENDS -

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 26 May 2009, the interest of Tony Zook, a person discharging managerial responsibilities, in the shares of AstraZeneca PLC has changed as detailed below.  Tony Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

The change in interest relates to a previously announced award made in May 2008 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, Tony Zook has now become beneficially entitled to 8,710 of the 34,841 ADSs originally awarded.  After certain mandatory tax deductions, Mr Zook has received 5,017 ADSs into a personal brokerage account.

The market price of AstraZeneca ADSs on 26 May 2009 was US$41.35.

A C N Kemp
Company Secretary
27 May 2009

Item 6

ASTRAZENECA REGULATORY UPDATE ON SEROQUEL XR
FOR THE TREATMENT OF MAJOR DEPRESSIVE DISORDER

AstraZeneca today announced that the company has referred its application for SEROQUEL XR (quetiapine fumarate) Extended Release Tablets for the treatment of recurrent depressive episodes in adult patients with major depressive disorder (MDD) to the Committee for Medicinal Products for Human Use (CHMP; a scientific committee of the European Medicines Agency, EMEA).  This follows notification to AstraZeneca by the Netherlands Health Authority (MEB), acting as the Reference Member State for the Mutual Recognition Process (MRP), that the SEROQUEL XR application for MDD has been refused.

AstraZeneca believes that results from the clinical trial programme demonstrate that SEROQUEL XR has potential as a valuable treatment option for patients with MDD. The proposed indication in the submitted marketing application for SEROQUEL XR is for the treatment of recurrent depressive episodes in patients with MDD who are not appropriately managed on alternative antidepressant treatments.

Also today, AstraZeneca announced that the Canadian regulators, Health Canada, have approved SEROQUEL XR for the treatment of adult patients with MDD.

About CHMP
The CHMP arbitrates in cases where the product manufacturer believes that further assessment of the file is required in the event of a non-approval via the MRP.  The assessments conducted are based on scientific criteria to determine whether or not a product meets the necessary quality, safety and efficacy requirements to provide a positive risk-benefit profile of that product once it reaches the marketplace.

The company submitted the application for SEROQUEL XR to the regulatory authority in the Netherlands as part of the Mutual Recognition Procedure in June 2008 seeking approval for the treatment of major depressive disorder (MDD) including maintenance therapy.

Both SEROQUEL and SEROQUEL XR are approved in Europe for the treatment of bipolar disorder and schizophrenia, and this decision by AstraZeneca does not change any current recommendations for the treatment of patients taking SEROQUEL or SEROQUEL XR for approved indications.

About SEROQUEL XR and SEROQUEL
SEROQUEL XR has been approved in 53 countries for schizophrenia, 19 countries for bipolar mania, in 20 countries for bipolar depression, in nine markets for bipolar maintenance, in one market for Generalised Anxiety Disorder (GAD), and in two markets for Major Depressive Disorder (MDD), with Canada receiving approval in May 2009.

Launched in 1997, SEROQUEL has been approved in 94 countries for schizophrenia, 92 countries for bipolar mania, in 41 countries for bipolar depression and in 6 countries for bipolar maintenance.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

29 May 2009

ENDS

Item 7

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 29 May 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,447,842,830 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,842,830.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
29 May 2009